UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On April 19, 2011, CIBT Education Group Inc. (the “Company” or “CIBT”) issued a news release announcing that it has signed a Memorandum of Understanding (‘MOU”) with the Yunnan International Exchange Center (“YNIEC”), a subsidiary of Yunnan Provincial Department of Education, to cooperate on a variety of educational projects. The MOU outlines the scope of cooperation between the parties, including the establishment of a Global Learning Center (“GLC”) by the Company at YNIEC that will allow the Company’s subsidiary schools to offer programs to YNIEC’s students, as well as an arrangement for YNIEC to recruit students to study at CIBT and CIBT’s subsidiary schools in Canada.

A copy of the news release is attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	April 19, 2011 News Release – "CIBT to Establish GLC Partnership with Yunnan International Exchange Center”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc. (Registrant)

Date: April 20, 2011	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer